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EXHIBIT 4

LETTER TO SHAREHOLDERS

Dear Shareholders:

2010 was an eventful year for MI Developments Inc. ("MID").

As 2009 ended, Magna Entertainment Corp. ("MEC") was in bankruptcy and the unsecured creditors of MEC were challenging the security for our loans to MEC. On April 30, 2010, a Plan of Reorganization proposed by MID, MEC and MEC's unsecured creditors settled the legal challenge and avoided the costs and distractions of protracted litigation and appeals. MEC transferred to MID what is now the entirety of our Racing & Gaming Business. Following the acquisition of such business, MID, through the Special Committee of our Board, developed forbearance arrangements to take effect commencing with the 2011 financial year, which would allow the Special Committee to monitor, manage and control the Company's investment in the Racing & Gaming Business.

Magna International Inc. ("Magna"), our major tenant, completed a transaction which saw its founder and Chairman, Frank Stronach, cede control and eliminated Magna's dual class share structure. Magna reported a strong recovery in its sales and earnings for the year ended December 31, 2010 with a sales increase of 39% year-over-year to $24.1 billion which generated net income of $973 million and cash from operations of $1.7 billion.

In our core income-producing property business, we continued to expand our tenant base, completing the retenanting of our 246,000 square foot property in the City of Pacific, near St. Louis, Missouri, as well as completing a second tenancy with Siemens Canada for our vacant 253,000 square foot property in Tillsonburg, Ontario. Although Magna's plant rationalization strategy resulted in Magna ceasing to occupy the City of Pacific property as well as a 132,000 square foot property in Canada during 2010 and the fact that nine facilities are currently included in Magna's rationalization strategy, we completed a 114,000 square foot expansion of a Magna facility in Mexico in 2010 and are currently working on a number of potential plant expansions for Magna subsidiaries in the United States, Austria and Germany.

On December 22, 2010, MID received a reorganization proposal providing for the elimination of MID's dual-class share structure through a Plan of Arrangement involving the cancellation of the Class B Shares held by MID's controlling shareholder in exchange for MID's Racing & Gaming Business, $20 million of working capital as of January 1, 2011 and substantially all of MID's development properties. In connection with the reorganization proposal, the Company obtained information related to these development properties that indicates the existence of potential impairments. As a result, the Company has taken a non-cash charge of $44 million against lands held for long-term development at December 31, 2010 and certain racing and gaming assets prior to their transfer under the Plan of Arrangement.

The Plan of Arrangement also provides that MID will purchase for cancellation the remaining Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share. Following cancellation of the Class B Shares, MID will have a single class of voting equity securities called Common Shares, with each Common Share having one vote per share.

If the Plan of Arrangement is implemented, MID will retain its income-producing real estate property business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming pursuant to a forbearance agreement. In addition, a new board to be elected at the upcoming annual and special meeting on March 29, 2011 will take office immediately prior to the implementation of the Plan of Arrangement.

The Plan of Arrangement was initiated by a group of Class A Shareholders holding in excess of 50% of MID's Class A Subordinate Voting Shares, including eight of MID's top ten shareholders and supported by our controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the initiating Class A Shareholders and our controlling shareholder has agreed to vote in favour of the Plan of Arrangement. In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the Plan of Arrangement.

Shareholders will be asked to vote on the Plan of Arrangement at an annual and special meeting of MID to be held at the TMX Broadcast Gallery, the Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on

MI Developments Inc. 2010 1

March 29, 2011 at 10:00 a.m. (Toronto time). For further information on the Plan of Arrangement, including a detailed description of the background to the transaction and the reasons why the MID Board is recommending that shareholders vote in favour of the Plan of Arrangement, please see MID's Management Information Circular dated February 22, 2011 which has been mailed to shareholders and is available on our website at www.midevelopments.com and on SEDAR at www.sedar.com.

I encourage you to review and consider the Management Information Circular and to vote, whether in person or by proxy, in favour of the Plan of Arrangement. I also encourage you to review the Annual Information Form of MID for the year ended December 31, 2010.

Looking ahead, MID's high quality income-producing real estate portfolio, sustainable income stream, blue-chip base of corporate tenants and strong balance sheet provide MID a solid basis for continued growth and success.

FRANZ DEUTSCH
Chairman of the Special Committee

2 MI Developments Inc. 2010

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